Invizyne Technologies Inc.

750 Royal Oaks Drive, Suite 106

Monrovia, CA 91016

(626) 415-1488

October 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Tyler Howes, Esq

Re:	Invizyne Technologies Inc.
Registration Statement on Form S-1, File No. 333- 276987
WITHDRAWAL OF ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Invizyne Technologies Inc. (the “Company”) hereby requests withdrawal of the previously sought effective date of the Company’s Registration Statement on Form S-1 (File No. 333-276987) of 4:30 p.m. Eastern time on October 9, 2024. The underwriter of the Company offering concurs in this requested withdrawal.

Please contact our counsel, Andrew D. Hudders of Golenbock Eiseman Assor Bell & Peskoe LLP, on (212) 907-7349, respectively, with any questions you may have regarding this request.

Sincerely yours,

/S/ Michael Heltzen
Michael Heltzen
Chief Executive Officer